Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
 Computation of Ratio of Earnings to Fixed Charges
 (Amounts in thousands except ratios)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before income taxes	$101,436	$33,784	$250,841	$42,838	$108,895
Adjustments:
Fixed charges	83,184	92,732	56,811	43,733	45,791
Loss from equity investees	1,706	189	574	1,352	322
Amortization of capitalized interest	106	137	132	75	26
Capitalized interest	(2,152)	(492)	(772)	(1,038)	(827)
	$184,280	$126,350	$307,586	$86,960	$154,207

Fixed Charges:
Interest expense	$73,463	$82,825	$39,812	40,366	41,774
Loss on early extinguishment of debt	1,349	5,641	14,702	-	-
Portion of rental expense representative of interest	6,220	3,774	1,525	2,329	3,190
Capitalized interest	2,152	492	772	1,038	827
	$83,184	$92,732	$56,811	$43,733	$45,791

Ratio of earnings to fixed charges	2.22	1.36	5.41	1.99	3.37